Capital Private Client Services Funds
6455 Irvine Center Drive
Irvine, CA 92618

February 9, 2011

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:            Capital Private Client Services Funds (the “Fund”)
     File Nos. 333-163115 and 811-22349

Dear Ms. Hatch:

This letter outlines our responses to your comments on the Fund’s Registration Statement on Form N-1A that we received on February 7, 2011. We appreciate your prompt response to the previous filing.

Prospectus

Fees and Expenses

1.           Comment:  The last line item of the fee table for Capital Core Municipal Fund is missing the phrase “after reimbursement.”

  Response:   The prospectus will be updated to address this comment.

2.           Comment:  The expense table for the three new equity funds list the funds’ other expenses as 0.00%.  Please confirm that the expenses charged to the funds, including the fees paid to the independent trustees, will be immaterial and will not impact the funds’ other expenses.

  Response:  We anticipate that the fees charged directly to the equity funds will be two basis points. However, the investment adviser will reimburse these expenses. The prospectus will be updated to reflect the two basis point fee and the reimbursement.

3.           Comment:  The prospectus states that Capital Group Private Client Services may charge an additional fee to fund shareholders. Why was this fee omitted from the fee table? Assuming the fee does not need to be included in the fee table, you may include a footnote explaining that fund shareholders may be subject to this fee.

  Response:    Shareholders of the funds may be subject to an external fee for certain account related services.  Instruction 3(c)(i) to Item 3 of Form N-1A states that a fund should disclose “all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.”  Not all shareholder accounts are subject to the fee.  Accordingly, we do not believe this fee should be disclosed in the fee table. We will include the following footnote in the table:

“Clients of Capital Guardian Trust Company's Capital Group Private Client Services division ("CGPCS") are eligible to invest in the Fund.  CGPCS receives an annual service fee of up to 1.00% of a client's investment in the Fund under management by CGPCS pursuant to an investment management agreement.  You should read carefully the disclosures provided to you by CGPCS regarding the fees. The disclosures include information about the fees charged to you and paid to CGPCS for the services it provides.”

Composite Results

4.           Comment:  Indicate which composite corresponds to each of the equity funds.

  Response:   The prospectus will be updated to address this comment.

5.           Comment:  State that results for the composites would be lower if the accounts in the composite had been subject to the funds’ expenses and the service fee charged by Capital Group Private Client Services.

  Response:   We will include the following language in the prospectus:

“If the institutional private accounts had been subject to the applicable fund’s expenses and the service fee charged by CGPCS results would have been lower.”

6.           Comment:  Remove the composite results gross of management fees.

  Response:   The prospectus will be updated to address this comment.

Statement of Additional Information

Trust organization and board of trustees

7.           Comment:  Disclose that the funds do not have a lead independent trustee.

  Response:   The statement of additional information will be updated to address this comment.

Thank you for your consideration of our response to your comments. As previously discussed with the staff, we propose that the funds’ registration statement be effective on February 11, 2011. We undertake to file a subsequent Post-Effective Amendment pursuant to paragraph (a)(2) of rule 485 of the 1933 Act prior to February 11 in order to update certain data and exhibits and to incorporate your comments. We will also file a request for acceleration.

If you have any questions please do not hesitate to contact me at (213) 615-0404.

Sincerely,
/s/ Timothy W. McHale
Timothy W. McHale
Counsel